Exhibit 99.1

Eastern International Ltd. Completed Two Major Offshore Wind Power Projects and Secured an Additional Large-Scale Offshore Transportation Contract for Yangjiang Project

HANGZHOU, China, January 14 , 2026 /PRNewswire/ — Eastern International Ltd. (“Eastern International” or the “Company”) (NASDAQ: ELOG), a provider of domestic and cross-border professional logistic services and construction services including project logistic, general logistic and new energy infrastructure construction, today announced that, as of December 31, 2025, it has successfully completed Jiangsu Yancheng Three Gorges Fenghai Dafeng Offshore Wind Farm Project and Jiangsu Guoxin Dafeng Offshore Wind Farm Project, which have total installed capacities exceeding 1.6 million kilowatts and were originally announced by the Company in its press release on November 4, 2025. The total contract value for these two projects are more than RMB 49 million (approximately US$7.07 million, unaudited and subject to final audited financial statements). Both projects involved transportation and installation of ultra-long wind power turbine blades of up to 110 meters and fully demonstrated the Company’s technical capabilities in managing complex, large-scale renewable energy infrastructure logistics.

In addition, Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”), a wholly owned subsidiary of Eastern International, recently secured an additional large-scale offshore transportation contract with Guangdong Goldwind Technology Co., Ltd. (“Guangdong Goldwind”) on December 20, 2025 for its “Yangjiang Project”, which was originally announced by the Company on November 4, 2025. The newly signed contract covers road transportation, loading and unloading at port, sea transportation, and related supporting services. Notably, the road transportation will also involve road modification by Suzhou TC-Link for oversize and overweight cargos in order to complete the project. This offshore project logistic project is currently progressing as planned.

Mr. Lin Tan, Chief Operating Officer of Eastern International Ltd., commented, “Offshore wind power is a crucial part for clean energy development. Its power generation system is characterized with oversize in dimensions, excessive weight and high transportation difficulty, which places extremely high standards and requirements for logistics service providers. Guangdong Goldwind’s decision to continue and expand its collaboration with Eastern International integrates the advantages of both parties in wind power equipment manufacture and specialized heavy-haul logistics, forming a stable and efficient synergy for both of us. Eastern International remains committed to achieving excellence in the field of offshore wind power project logistics.”

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) and Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd., both wholly owned subsidiaries of the Company, provide domestic and cross-border professional logistic and construction services including project logistic, general logistic and new energy infrastructure construction. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard). Eastern International has 7 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices in China which operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. For more information, please visit https://www.elogint.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel: +86 0571-82356096

Email: ir@elogint.com